[Letterhead of Cabela’s Incorporated]

April 15, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief
Mail Stop 3561

Re:    Cabela's Incorporated
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed February 20, 2013
File No. 1-32227
Dear Ms. Thompson:
On behalf of Cabela's Incorporated (the “Company”), and in connection with the Company's Form 10-K for the fiscal year ended December 29, 2012, filed on February 20, 2013, I am writing in response to the comment set forth in your letter addressed to me, dated April 1, 2014 (the “Comment Letter”). The Staff's comment is repeated below in italics for the convenience of the Staff, with the Company's response set forth immediately following such comment.
Form 10-K for the Fiscal Year Ended December 29, 2012
Schedule II Valuation and Qualifying Accounts, page 108

1.
We note your response to comment 4 in our letter dated February 12, 2014. Please revise your Schedule II in future filings to include the activity in your reserve for sales returns on a gross basis, or tell us why your presentation of the activity in this reserve on a net basis complies with the prescribed format of Rule 12-09 of Regulation S-X. Please note that the prescribed format of Schedule II contains columns for "Additions" and "Deductions." Please show us what your Schedule II would have looked like if these changes had been incorporated in your response.

Securities and Exchange Commission
April 15, 2014

We respectfully advise the Staff that beginning with the filing of our Form 10-K for the fiscal year ended December 27, 2014, we will present our Schedule II to include the activity in our reserve for sales returns on a gross basis. As requested, presented below is our Schedule II which presents gross additions and deductions for our reserve for sales returns.

CABELA’S INCORPORATED AND SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(In Thousands)

	Beginning of Year Balance	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	End of Year Balance

Year Ended December 28, 2013:
Allowance for doubtful accounts on accounts receivable balances	$1,178	$2,871	$—	$(2,841)	$1,208
Reserve for sales returns (1)	21,971	—	193,176	(190,530)	24,617
Reserve on notes receivable	4,263	—	—	—	4,263
Allowance for credit card loan losses	65,600	43,223	—	(55,713)	53,110

Year Ended December 29, 2012:
Allowance for doubtful accounts on accounts receivable balances (2)	$4,772	$1,800	$—	$(5,394)	$1,178
Reserve for sales returns (1)	19,507	—	174,854	(172,390)	21,971
Reserve on notes receivable	4,263	—	—	—	4,263
Allowance for credit card loan losses	73,350	42,760	—	(50,510)	65,600

Year Ended December 31, 2011:
Allowance for doubtful accounts on accounts receivable balances (2)	$3,416	$7,728	$—	$(6,372)	$4,772
Reserve for sales returns (1)	21,808	—	170,619	(172,920)	19,507
Reserve on notes receivable	3,604	659	—	—	4,263
Allowance for credit card loan losses	90,900	39,287	—	(56,837)	73,350

(1)
Represents the allowance for sales returns estimated at the time merchandise sales are recognized based upon the Company's evaluation of anticipated merchandise sales returns. These adjustments were recognized as a reduction in merchandise sales in the Company's consolidated statements of income.

(2)
The Company has recast the prior period presentation of the allowance for doubtful accounts on accounts receivable balances to conform with current period presentation. Prior period charges and deductions were presented net in "Charged to Costs and Expenses" in the amount of $(3,594) and $1,356 for 2012 and 2011, respectively.

Securities and Exchange Commission
April 15, 2014

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (308) 255-1888 if you have any questions about the Company's responses.
Sincerely,
/s/ Ralph W. Castner
Ralph W. Castner
Executive Vice President and Chief Financial Officer